NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian Institute of Chartered Accountants. These unaudited interim consolidated financial statements include all adjustments, consisting of normal and recurring items that Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Neil McMillan	Rick Johnson, CA
Chief Executive Officer	Chief Financial Officer

Date: August 1, 2013

Condensed Consolidated Interim Statements of Financial Position
(In Thousands of Canadian Dollars - Unaudited)
		JUNE 30	DECEMBER 31
		2013	2012
	Note
Assets
Short-term investments		$5,000	$-
Accounts receivable		3,822	4,845
Inventories	4	27,245	19,178
Prepaid expenses and deposits		133	277
Current assets		36,200	24,300

Mineral properties		206,810	207,602
Investments	6	94	378
Deferred income tax asset		3,078	-
Deposits for reclamation costs	7	2,237	2,237
Non-current assets		212,219	210,217
Total assets		$248,419	$234,517

Liabilities
Bank indebtedness		$9,780	$3,531
Accounts payable and accrued liabilities		10,593	7,533
Debenture	9	-	9,665
Loans and borrowings	9	10,757	6,832
Net royalty obligation	8	940	836
Current liabilities		32,070	28,397

Loans and borrowings	9	22,901	291
Deferred income tax liability		-	1,097
Net royalty obligation	8	2,504	3,205
Decommissioning and reclamation	7	8,812	9,163
Non-current liabilities		34,217	13,756

Shareholders' equity
Share capital		194,868	193,189
Contributed surplus		7,213	6,652
Accumulated deficit		(19,954)	(7,502)
Accumulated other comprehensive income		5	25
Total shareholders' equity		182,132	192,364
Total liabilities and shareholders' equity		$248,419	$234,517

See accompanying notes to condensed consolidated interim financial statements.

On behalf of the Board:

Ted J. Nieman	Ronald J. Hicks, CA
Chairman	Chairman, Audit Committee

Condensed Consolidated Interim Statements of Income

(In Thousands of Canadian Dollars, except per share amounts - Unaudited)

		Three Months Ended		Six Months Ended
		JUNE 30	JUNE 30	JUNE 30	JUNE 30
		2013	2012	2013	2012
	Note

Revenue		$16,070	$20,091	$31,348	$36,143

Mine Operating:
Production costs		10,088	13,319	21,672	25,115
Depreciation and depletion		5,794	3,892	10,343	7,152
		15,882	17,211	32,015	32,267
Gross profit (loss)		188	2,880	(667)	3,876

General and administrative		1,429	1,807	3,827	4,468
Finance expense		963	357	1,335	644
Finance and other income		74	(384)	(244)	(1,084)
Impairment charge	5	10,847	-	10,847	-
Loss (gain) on investments		262	-	262	(794)
		13,575	1,780	16,027	3,234

(Loss) profit before income tax		(13,387)	1,100	(16,694)	642

Deferred income tax (recovery) expense		(3,472)	421	(4,242)	454

Net (loss) profit		$(9,915)	$679	$(12,452)	$188

Net (loss) earnings per share
Basic and diluted	11
Net (loss) earnings		$(0.06)	$0.00	$(0.07)	$0.00

Basic		175,811	173,741	175,309	172,111
Diluted		175,811	173,800	175,309	172,606

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended		Six Months Ended
	JUNE 30		JUNE 30
	2013	2012	2013	2012

Net (loss) profit	$(9,915)	$679	$(12,452)	$188

Other comprehensive loss
Loss (gain) on available-for-sale securities transferred to profit	262	-	262	(794)
Unrealized gain (loss) on available-for-securities	117	(391)	(282)	(266)
Other comprehensive gain (loss)	379	(391)	(20)	(1,060)
Total comprehensive income (loss)	$(9,536)	$288	$(12,472)	$(872)

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Shareholders' Equity

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended		Six Months Ended
	JUNE 30	JUNE 30	JUNE 30	JUNE 30
	2013	2012	2013	2012

Share Capital
Balance, beginning of period	$193,914	$192,834	$193,189	$180,531
Common shares and warrants issued	954	340	1,679	12,392
Transfers from contributed surplus	-	15	-	266
Balance, end of period	$194,868	$193,189	$194,868	$193,189

Contributed Surplus
Balance, beginning of period	$6,979	$5,310	$6,652	$4,796
Stock-based compensation	303	449	630	1,295
Transfers to share capital	-	(15)	-	(266)
Other	(69)	-	(69)	(81)
Balance, end of period	$7,213	$5,744	$7,213	$5,744

Accumulated Deficit
Balance, beginning of period	$(10,039)	$(13,562)	$(7,502)	$(13,071)
Net (loss) profit	(9,915)	679	(12,452)	188
Balance, end of period	$(19,954)	$(12,883)	$(19,954)	$(12,883)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$(112)	$(30)	$25	$639
Other comprehensive loss	117	(391)	(20)	(1,060)
Balance, end of period	$5	$(421)	$5	$(421)

Shareholders' equity, end of period	$182,132	$185,629	$182,132	$185,629

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended		Six Months Ended
	JUNE 30	JUNE 30	JUNE 30	JUNE 30
	2013	2012	2013	2012

Cash flows from (used in) operating activities

Net (loss) profit	$(9,915)	$679	$(12,452)	$188
Adjustments for non-cash items:
Depreciation and depletion	5,794	3,892	10,343	7,152
Finance expense	151	101	245	194
Finance and other income	(300)	(291)	(597)	(651)
Impairment charge	10,847	-	10,847	-
Loss (gain) on investments	262	-	262	(794)
Stock-based compensation	303	449	630	1,295
Deferred income tax (recovery) expense	(3,472)	421	(4,242)	454
	3,670	5,251	5,036	7,838

Net changes in non-cash operating working capital:
Accounts receivable	385	623	1,023	(2,869)
Inventories	1,909	3,637	(8,178)	(12,305)
Prepaid expenses and deposits	18	12	144	(16)
Accounts payable and accrued liabilities	(6,469)	(14,310)	3,060	5,891
Cash provided by (used in) operating activities	(487)	(4,787)	1,085	(1,461)

Cash flows from investing activities:
Additions to mineral properties	(7,284)	(12,735)	(20,717)	(41,015)
Decrease (increase) in investments	(5,000)	7,999	(5,000)	33,089
Cash used in investing activities	(12,284)	(4,736)	(25,717)	(7,926)

Cash flows from financing activities:
Proceeds from issue of common shares and warrants, net of issue costs	-	340	725	371
Debenture redemption	(9,751)	-	(9,751)	-
Term loan
Proceeds, net of issues costs	24,376	-	24,376	-
Demand loans:
Proceeds	-	436	5,000	7,224
Repayments	(593)	(802)	(1,181)	(1,220)
Obligations under finance lease:
Repayments	(360)	(474)	(786)	(1,142)
Cash from (used in) financing activities	13,672	(500)	18,383	5,233

Increase (decrease) in cash and cash equivalents	901	(10,023)	(6,249)	(4,154)
Cash and cash equivalents (bank indebtedness), beginning of period	(10,681)	8,398	(3,531)	2,529
Cash and cash equivalents (bank indebtedness), end of period	$(9,780)	$(1,625)	$(9,780)	$(1,625)

See accompanying notes to condensed consolidated interim financial statements.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	Corporate Information:

Claude Resources Inc. (“Claude” or the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal office is located at 200, 224 – 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan and 100 percent of the Madsen Property in the Red Lake gold camp of northwestern Ontario.

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These unaudited condensed consolidated interim financial statements for the period ended June 30, 2013 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s 2012 annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements have been prepared following the same accounting policies and methods as those used in preparing the most recent audited consolidated financial statements for the year ended December 31, 2012.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 1, 2013.

BASIS OF MEASUREMENT

These unaudited condensed consolidated financial statements have been prepared on the historical cost basis except for available-for-sale financial assets and liabilities for cash-settled share-based payment arrangements, which are measured at fair value.

FUNCTIONAL CURRENCY

These unaudited condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand, except share data or as otherwise noted.

3.	Significant Accounting Policies:

These unaudited condensed consolidated interim financial statements are prepared using accounting policies consistent with the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2012. The accounting policies utilized by Management for the Company and its wholly-owned subsidiaries have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, unless otherwise indicated.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

4.	Inventories:

Details of the Company’s inventories are as follows:

	JUN 30	DEC 31
	2013	2012

Gold in-circuit (1) (2)	$3,357	$3,616
Stockpiled ore (1) (2)	824	1,191
Materials and supplies (3)	23,064	14,371
Inventories	$27,245	$19,178

(1)	For the period ended June 30, 2013, depreciation and depletion of $1.6 million is included in the above noted balances (December 31, 2012 - $1.6 million).
(2)	For the period ended June 30, 2013, there was a $0.3 million write-down of gold inventory (December 31, 2012 – nil).
(3)	There was no write-down or reversal of write-down of materials and supplies inventory for the period ended June 30, 2013 or for the year ended December 31, 2012.

5.	Mineral Properties:

The Company’s accounting policy requires assessment whether any indication of impairment exists at each of its mineral properties at the end of each reporting period.

At June 30, 2013, due to the significant drop in gold price during the second quarter, it was determined that there were indicators of impairment and an estimate of the recoverable amount of the Company’s mineral properties was completed. This assessment is done at the Cash Generating Unit (“CGU”) level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Fair Value Less Cost to Sell (“FVLCS”) of the Company’s CGU was determined by calculating the net present value of the future cash flows expected to be generated by the CGU. Determining the recoverable amount required the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. The estimates of future cash flows were derived from the Company’s most recent Life of Mine Plan (“LOMP”) utilizing an average estimated long-term gold price of CDN $1,450 per ounce to estimate future revenues. The future cash flows of the Company’s CGU were discounted using a real weighted average cost of capital (“WACC”) of 9.25 percent after taking into account the location, market risk and various other factors deemed applicable to the project.

Based on the Company’s estimate of FVLCS, an impairment loss was recognized because the carrying amount of the Company’s Seabee Gold Operation CGU exceeded its recoverable amount by $10.8 million; as such, the Company’s Mineral properties balance was reduced by the amount of the impairment with a corresponding charge recognized in profit (loss).

6.	Investments:

	JUN 30	DEC 31
	2013	2012

Available-for-sale securities, beginning of period	$378	$2,854
Disposition of available-for-sale securities	-	(1,565)
Write-down of available-for-sale securities	(284)	(993)
Unrealized gain (loss) on available-for-sale securities	-	82
Available-for-sale securities, end of period	$94	$378

At June 30, 2013, the Company reviewed its portfolio of available-for-sale securities in order to assess whether there was objective evidence of impairment. Factors considered in the Company’s assessment included the length of time and extent to which fair value was below cost and current conditions specific to the investment. Utilizing these factors, the Company determined that certain of its available-for-sale securities had objective evidence of impairment and were written down.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

By holding these available-for-sale securities, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 12).

7.	Decommissioning and Reclamation:

The Company’s decommissioning and reclamation costs consists of reclamation and closure costs. Mineral property obligations were determined using discount rates ranging from 1.73 to 2.44 percent. Expected undiscounted payments of future obligations are $10.2 million over the next 6 to 15 years. Year to date, an accretion expense of $0.08 million has been charged, augmented by revisions made to the decommissioning and reclamation costs, resulting in a decrease in the overall carrying amount of the provision. Changes to the provision during the period ended June 30, 2013 are as follows:

	JUN 30	DEC 31
	2013	2012

Decommissioning and reclamation provision, beginning of year	$9,163	$9,713
Accretion	78	175
Revisions due to change in estimates and discount rate	(429)	(725)
Decommissioning and reclamation provision, end of period	$8,812	$9,163

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen and Seabee properties in the amounts of $0.7 million (December 31, 2012 - $0.7 million) and $1.5 million (December 31, 2012 - $1.5 million), respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2.2 million (December 31, 2012 - $2.2 million).

During the first half of 2013 (and subsequent to June 30, 2013), the Company has been updating its decommissioning and reclamation plans for the Madsen and Seabee properties. It is expected that additional security (approximately $6.5 million) will need to be provided to the applicable regulatory authorities. However, the timing of providing this security has not yet been determined.

8.	Net Royalty Obligation:

(a) Royalty Agreements

During each of 2004, 2005, 2006 and 2007, the Company entered into separate Royalty Agreements (“Agreements”) whereby it sold a basic royalty on a portion of the gold production at its Seabee Gold Operation. The Company received cash consideration consisting of royalty income, indemnity fee income and interest income.

Under the terms of the Agreements, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the respective Agreements. A portion of the cash received at the inception of the respective agreements was placed with a financial institution; in return, the Company received a restricted promissory note. Interest earned from the restricted promissory notes and a portion of the principal must be used to fund the expected basic royalty payments during the first ten years of each agreement. Over the life of the royalty agreements, interest earned and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments.

The Company has the legal right of offset and the intention to settle on a net basis. As such, the Company has presented these transactions on a net basis on the Statements of Financial Position.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	Note	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement	Total

Restricted Promissory Notes

Principal Balance (1)	(b)	6,776	14,337	36,482	26,159	83,754
Interest receivable (1)		202	318	945	677	2,142
Interest Rate		6 percent	6 percent	7 percent	7 percent
Maturity		DEC 10, 2014	FEB 15, 2015	FEB 15, 2016	FEB 15, 2017

Royalty Payments

Royalty Rate per ounce of gold produced (2)		$13.88 to $24.53	$24.87 to $112.45	$65.51 to $198.95	$37.60 to $147.05
Royalty payable (current) (1)	(b)	133	284	756	851	2,024
Royalty obligation payable (long-term) (1)	(b)	6,911	14,529	36,527	26,275	84,242

Net Profit Interest	(c)	-	-	-	-	-

Applicable years		2010-2014	2011-2015	2012-2016	2013-2017
Percent		2.50, 3.00 or 4.00	1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds		$800, $900 or $1,200	$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

(1)	At June 30, 2013.
(2)	Over the remaining life of the respective agreements.

(b) Net Royalty Obligation

The following schedule outlines the different components of the transaction that are presented net on the Company’s consolidated Statements of Financial Position:

	JUN 30	DEC 31
	2013	2012

Current portion
Assets
Interest receivable on Restricted promissory notes	$2,142	$5,013

Liabilities
Current portion of deferred revenue	1,058	1,038
Interest payable on royalty obligations	2,024	4,811
	$3,082	$5,849

Net royalty obligation (current)	(940)	(836)

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	JUN 30	DEC 31
	2013	2012

Long-term portion
Assets
Restricted promissory notes	$83,754	$84,110

Liabilities
Deferred revenue	2,016	2,542
Royalty obligation	84,242	84,773
	$86,258	$87,315

Net royalty obligation (long-term)	(2,504)	(3,205)

Total net royalty obligation	$(3,444)	$(4,041)

The interest income and the indemnity fees received by the Company are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in “Financing expense” on the consolidated statement of income.

(c) NPI Payment

In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold. Prior to any NPI payment, the Company is entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At June 30, 2013, the cumulative carry forward amounts remained in a deficiency position under each of the agreements and no payments are expected during 2013 or 2014.

(d) Call and Put

Under certain circumstances, a 100 percent owned subsidiary of Claude will have the right to purchase (“Call”) the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to the Company under the promissory notes. Under certain circumstances, the purchaser of the royalties will have the right to sell (“Put”) their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiary of Claude’s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

9.	Loans and Borrowings:

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, see Note 12.

		JUN 30	DEC 31
		2013	2012

Current liabilities
Demand loans	(a)	$4,157	$5,337
Current portion of finance lease liabilities	(b)	1,000	1,495
Current portion of term loan	(c)	600	-
Debenture	(d)	-	9,665
Revolving loan	(e)	5,000	-
		$10,757	$16,497

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

		JUN 30	DEC 31
		2013	2012

Non-current liabilities
Finance lease liabilities	(b)	$-	$291
Term loan	(c)	22,901	-
		$22,901	$291

(a) Demand Loans

Terms and conditions of the Company’s outstanding demand loans are as follows:

	JUN 30	DEC 31
	2013	2012

Demand loans, repayable in consecutive monthly blended payments of $214,893 including interest at prime plus 1.50 percent, due between January and April 2015	$4,157	$5,337
	$4,157	$5,337

The demand loans are secured by a general security agreement covering all assets of the Company. At June 30, 2013 the carrying amount of assets under demand loans included in buildings, plant and equipment was $8.2 million (December 31, 2012: $8.9 million).

(b) Finance Lease Liabilities

The Company has a $10.0 million finance lease line of credit which bears interest at prime plus 1.5 percent; the prime rate at June 30, 2013 was 3 percent.

Obligations under finance leases bear interest between 5.4 percent and 5.5 percent per annum, are due from 2013 to 2014 and are secured by the leased equipment. The estimated principal repayments on the leases are as follows: 2013 - $1,000.

	Present Value of	Interest	Future Value of
	Minimum Lease		Minimum Lease
	Payments		Payments
	JUN 30	JUN 30	JUN 30
	2013	2013	2013

Less than one year	$1,000	$21	$1,021

	Present Value of	Interest	Future Value of
	Minimum Lease		Minimum Lease
	Payments		Payments
	DEC 31	DEC 31	DEC 31
	2012	2012	2012

Less than one year	$1,495	$56	$1,551
Between one and five years	291	2	293
	$1,786	$58	$1,844

The Company’s finance leases are secured by a general security agreement. At June 30, 2013 the carrying amount of assets under finance leases included in buildings, plant and equipment was $3.4 million (December 31, 2012: $5.1 million).

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(c) Term Loan

During the period ended June 30, 2013, the Company executed an agreement for a five-year $25.0 million long-term term loan (the “Term Loan”) with Crown Capital Partnership Inc. (“CCP”) which closed on April 5, 2013. Interest is fixed at 10 percent, compounds monthly and is payable monthly. Principal payments will begin 12 months from closing and will be payable monthly. A portion of the Term Loan was utilized to retire the Company’s outstanding debentures which matured in May 2013 (Note 9(d)) with the remainder being utilized for working capital purposes. The maturity date of the Term Loan is 60 months from closing.

The tables below represent currently scheduled repayment and maturity of the Term Loan over the next five years.

Period	Monthly Amount	Annual Amount
Months 1 – 12	NIL	NIL
Months 13 – 59	$300,000	$3,600,000
Due at Maturity		$10,900,000

	Term Loan	Interest	Future Value of
	Principal		Term Loan
	Payments		Payments
	JUN 30	JUN 30	JUN 30
	2013	2013	2013

Less than one year	$600	$2,497	$3,097
Between one and five years	24,400	6,783	31,183
	$25,000	$9,280	$34,280

The Term Loan is subordinate to all of the Company’s other short-term and long-term Loans and borrowings and contains early retraction and redemption provisions. After 12 months following the closing of this arrangement, the Company has the right to prepay the term loan subject to a prepayment fee (calculated on the amount being prepaid) of:

Months Following Closing	Prepayment Fee
Months 13 – 24	2%
Months 25 – 36	1%
Months 37 – 60	0%

In conjunction with the closing of this arrangement, the Company granted 5,750,000 common share purchase warrants priced at $0.70 per common share purchase warrant (Note 10(d)). These common share purchase warrants are exercisable by the holder, in whole or in part, at any time from closing until five years following closing. The value of the common share purchase warrants associated with the term loan on the date of issuance was $1.0 million.

The Company incurred $1.5 million of closing costs, including the value of the common share purchase warrants noted above, associated with the completion of this Term Loan. Pursuant to Company policy, these costs reduce the carrying value of the Term Loan and will be amortized using the effective interest rate method at an effect rate of approximately 12 percent over the five year period of the Term Loan.

	JUN 30	DEC 31
	2013	2012

Term loan	$25,000	$-
Less:		-
Closing costs	(624)	-
Warrant valuation	(955)
Current portion	(600)	-
	22,821	-
Add: Amortization of closing costs	80	-
	$22,901	$-

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(d) Debenture

The Company’s debenture was due and repaid during the second quarter of 2013.

	JUN 30	DEC 31
	2013	2012

Debenture payable, beginning of year	$9,665	$9,452
Amortization of debt issue costs	86	213
Repayment	(9,751)	-
Debenture payable, end of period	$-	$9,665

(e) Revolving Loan

The Company has a $5.0 million revolving loan, available for general corporate purposes, which bears interest at prime plus 1.125 percent, all of which was drawn at June 30, 2013. The prime rate at June 30, 2013 was 3 percent.

(f) Line of Credit

The Company has access up to a $10.0 million operating line of credit which bears interest at prime plus 1.125 percent; the prime rate at June 30, 2013 was 3 percent. These funds are available for general corporate purposes.

10.	Share Capital:

The Company has the following equity-settled plans:

(a)	Employee Share Purchase Plan (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to five percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period.

During the first half of 2013, the Company issued 2,065,812 common shares (2012 – 338,676) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company’s common shares outstanding. Distribution of common shares pursuant to the Company’s ESPP occurs annually in the first quarter of the year.

During the period ended June 30, 2013, compensation expense recognized in respect of the ESPP was $0.2 million (Q2 2012 - $0.1 million). Year to date, the compensation expense recognized in respect of the ESPP was $0.3 million (YTD 2012 - $0.2 million). This compensation expense has been included in General and administrative expense in the Consolidated Statements of Income.

(b)	Stock Option Plan

The Company has established a stock option plan under which options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the Company’s prior day’s closing price quoted on the TSX for the common shares Claude. All options are settled by physical delivery of shares. Vesting periods of options granted under the Company’s stock option plan vary on a grant by grant basis, at the discretion of the Company’s Board of Directors. Grants to Employees have a term to expiry of 7 to 10 years and typically have a vesting term of 3 to 5 years. Grants to Directors have a term to expiry of 7 to 10 years and vest immediately.

Options outstanding under this plan at June 30, 2013 and December 31, 2012 and their weighted average exercise prices are as follows:

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

		Weighted		Weighted
	JUN 30	Average	DEC 31	Average
	2013	Exercise	2012	Exercise
	Options	Price	Options	Price

Beginning of period	6,948,527	$1.43	5,484,250	$1.57
Options granted	1,647,268	0.47	1,896,290	1.04
Options exercised	-	-	(75,402)	0.78
Options forfeited	(678,395)	1.34	(316,611)	1.82
Options expired	(5,000)	1.16	(40,000)	1.51
End of period	7,912,400	$1.24	6,948,527	$1.43

There were no share options exercised during the period ended June 30, 2013. The weighted average share price at the date of exercise for share options exercised during 2012 was $1.02.

For director and employee options outstanding at June 30, 2013, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.47 - $1.00	2,791,943	6.30	$0.58	913,178	5.56	$0.74
$1.01 - $1.50	2,511,339	5.32	1.21	2,294,423	5.29	1.20
$1.51 - $2.00	2,084,000	6.76	1.87	1,492,000	6.27	1.84
$2.01 - $2.38	525,118	7.28	2.30	382,421	7.11	2.28
	7,912,400	6.18	$1.24	5,082,022	5.76	$1.39

The foregoing options have expiry dates ranging from November 28, 2013 to December 8, 2021.

The weighted average fair value of stock options granted during the six months ended June 30, 2013 was $0.30 and was estimated using the Black-Scholes option pricing model with assumptions of a 6.0 year weighted average expected option life, a 4.8 percent expected forfeiture rate, 73.6 percent volatility and an interest rate of 1.4 percent. The weighted average fair value of stock options granted during the six months ended June 30, 2012 was $1.16 and were estimated using the Black-Scholes option pricing model with assumptions of a 5.39 year weighted average expected option life, a two to four percent expected forfeiture rate, 65 percent to 76 percent volatility and interest rates ranging from 1.1 percent to 1.8 percent.

For the period ended June 30, 2013, the compensation expense recognized in respect of stock options was $0.2 million (Q2 2012 - $0.3 million). Year to date, the compensation expense recognized in respect of stock options was $0.4 million (YTD 2012 - $1.0 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

The Company has the following cash-settled plan:

(c)	Deferred Share Unit Plan

The Company offers a Deferred Share Unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. A portion of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

During the period ended June 30, 2013, there were no DSUs granted to non-employee Directors (June 30, 2012 – 41,853). Year to date, the Company has granted 1,296,295 DSUs to participating Directors (YTD 2012 – 283,791). At June 30, 2013, total DSUs held by participating Directors was 1,580,086 (December 31, 2012 – 283,791).

Year to date, compensation expense recognized in respect of DSUs was $0.3 million (YTD 2012 - $0.2 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

Other:

(d)	Schedule of Warrants Outstanding

Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue. The exercise price and date of expiration of the common share purchase warrants outstanding at June 30, 2013 are as follows:

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2012	Granted	Expired	JUN 30, 2013
$1.60	May 22, 2013	1,693,200	-	1,693,200	-
$0.70	April 5, 2018	-	5,750,000	-	5,750,000
		1,693,200	5,750,000	1,693,200	5,750,000

Common share purchase warrants (“CCP warrants”) granted during the period ended June 30, 2013 were granted in conjunction with the closing of the long-term debt arrangement with Crown Capital Partners Inc. (“CCP”). These common share purchase warrants can be exercisable by the holder, in whole or in part, at any time from closing until five years following closing. The fair value of the warrants associated with the CCP long-term debt arrangement was $1.0 million and was recorded as a discount on the proceeds received with a corresponding increase to contributed surplus.

The weighted average fair value of the warrants granted during the six months ended June 30, 2013 was approximately $0.17 and was estimated using the Black-Scholes option pricing model with assumptions of a 4.27 year weighted average expected option life, 66.6 percent volatility and a risk free interest rate of 1.16 percent. The warrant agreement with CCP contains provisions whereby the exercise price of the CCP warrants can change if the Company:

(i)	issues Common Shares to all or substantially all the holders of the Common Shares as a stock dividend (other than as a dividend paid in the ordinary course);
(ii)	makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares (other than as a dividend paid in the ordinary course); or
(iii)	subdivides or consolidates the Common Shares.

The range of exercise prices and dates of expiration of the common share purchase warrants outstanding at December 31, 2012 were as follows:

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2011	Granted	Expired	DEC 31, 2012
$1.60	May 22, 2013	1,693,200	-	-	1,693,200
$0.90	November 16, 2012	1,023,000	-	1,023,000	-
$1.77	April 7, 2012	-	319,545	319,545	-
$1.77	April 12, 2012	-	10,257	10,257	-
$3.17	March 31, 2012	-	79,980	79,980	-
$4.44	March 31, 2012	-	443,812	443,812	-
		2,716,200	853,594	1,876,594	1,693,200

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

11.	Loss Per Share:

Basic:

	Three Months Ended		Six Months Ended
	JUN 30	JUN 30	JUN 30	JUN 30
	2013	2012	2013	2012

Net (loss) profit attributable to common shareholders	$(9,915)	$679	$(12,452)	$188
Weighted average number of common shares outstanding (basic)	175,811	173,741	175,309	172,111
Basic net (loss) earnings per share	$(0.06)	$0.00	$(0.07)	$0.00

Diluted:

	Three Months Ended		Six Months Ended
	JUN 30	JUN 30	JUN 30	JUN 30
	2013	2012	2013	2012

Net (loss) profit attributable to common Shareholders	$(9,915)	$679	$(12,452)	$188

Weighted average number of common shares outstanding	175,811	173,741	175,309	172,111
Dilutive effect of warrants	-	-	-	177
Dilutive effect of stock options	-	59	-	318
Weighted average number of common Shares outstanding (diluted)	175,811	173,800	175,309	172,606
Diluted net (loss) earnings per share	$(0.06)	$0.00	$(0.07)	$0.00

For the three months ended June 30, 2013 and year to date June 30, 2013, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as all of the options and warrants were anti-dilutive.

Excluded from the computation of diluted earnings per share for the period ended June 30, 2012 were:

i.	options outstanding on 6,428,389 common shares with an average exercise price greater than the average market price of the Company’s common shares; and
ii.	2,716,200 warrants with an exercise price greater than the average market price of the Company’s common shares.

Year to date Q2 2012, the following was excluded from the computation of diluted earnings per share:

i.	options outstanding on 4,835,791 common shares with an average exercise price greater than the average market price of the Company’s common shares; and
ii.	1,693,200 warrants with an exercise price greater than the average market price of the Company’s common shares.

12.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk – The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions. Sales of precious metals are to entities considered to be credit worthy, as evaluated through the Company’s risk management program, which includes an evaluation of new and existing customers and quarterly monitoring.

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes operating cash flows will be sufficient to fund the continued exploration at Madsen and Amisk and ongoing capital improvements at the Seabee properties for the next twelve months. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand.

The Company has been updating its decommissioning and reclamation plans for the Madsen and Seabee properties. It is expected that additional security (approximately $6.5 million) will need to be provided to the applicable regulatory authorities. However, the timing of this security has not yet been determined.

Market Risk – Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions. The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk. These are discussed further below:

Foreign exchange risk – The results of the Company’s operations are subject to currency risks. The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The Company is not exposed to material foreign exchange risk on its financial instruments.

Interest rate risk – In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt. In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows. Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk – The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production. The Company is not exposed to material commodity price risk on its financial instruments.

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, short and long-term investments, restricted promissory notes, reclamation deposits, demand loans, accounts payable and accrued liabilities, long-term debt, and royalty obligations.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurement used to value option contracts) or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

	JUN 30		DEC 31
	2013		2012
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Short-term investments (1)	$5,000	$5,000	-	-
Accounts receivable (2)	3,822	3,822	$4,845	$4,845
Available-for-sale financial assets
Investments (1)	94	94	378	378
Held-to-maturity
Deposits for reclamation costs	2,237	2,237	2,237	2,237
Other financial liabilities
Bank indebtedness	9,780	9,780	3,531	3,531
Demand and revolving loans	9,157	9,157	5,337	5,337
Accounts payable	10,593	10,593	7,533	7,533
Net royalty obligations	3,444	3,444	4,041	4,041
Debenture (1)	-	-	9,665	9,751
Term loan	23,501	25,000	-	-

(1)	Based on quoted market prices – Level 1
(2)	At June 30, 2013, there were no receivables that were past due or considered impaired.

Valuation Techniques:

Investments

The fair value of Investments is determined based on the closing bid price of each security at the balance sheet date. The closing bid price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore Investments are classified within Level 1 of the fair value hierarchy.

Term Loan

The Company’s Term Loan is recorded at amortized cost. The fair value is the principal outstanding on the Term Loan.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2013 and 2012

Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

13.	Capital Management:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders. The Company defines capital that it manages as the aggregate of its equity attributable to owners of the Company, which is comprised of issued capital, contributed surplus, accumulated deficit and accumulated other comprehensive income (loss).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust the capital structure, the Company (upon approval from its Board of Directors, as required) may issue new shares through private placements, sell assets or incur debt. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions, major investments, as well as annual capital and operating budgets. The Company believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended June 30, 2013. The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

			JUN 30	DEC 31
	Interest	Maturity	2013	2012

Demand loans	Prime + 1.50%	Jan – Apr/2015	$4,157	$5,337
Revolving loan		Dec/2013	5,000	-
Debenture	12.00%	May/2013	-	9,665
Term loan	10.00%	Apr/2018	23,501	-
Total debt			$32,658	$15,002

Shareholders’ equity			182,132	192,364

Debt to equity			17.9%	7.8%

At June 30, 2013, the Company is bound by and has met all covenants, if any, on these credit facilities.

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